EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	2001	2002	2003	2004	2005
Interest expense, including amortization of debt issuance costs	$21,015	$38,513	$38,568	$45,355	$40,277
Capitalized interest	13,993	11,413	7,820	6,935	730
Fixed charges (a)	35,008	49,926	46,388	52,290	41,007
Income before taxes and extraordinary items	5,113	124,477	75,437	475,033	360,626
Amortization of capitalized interest	1,597	2,932	3,859	3,670	4,073
Less capitalized interest	(13,993)	(11,413)	(7,820)	(6,935)	(730)
Adjusted earnings (b)	27,725	165,922	117,864	524,058	404,976
Ratio (b) / (a)	0.79x	3.32x	2.54x	10.02x	9.88x

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.  In 2001, our earnings were insufficient to cover our fixed charges by $7.3 million.